                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]               No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PIONEER CORPORATION
                                           -------------------
                                           (Registrant)

Date: July 9, 2003
                                       By  /s/ Kaneo Ito
                                           -------------------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following:

1. The announcement released by the Company to the press in Japan dated July 8, 2003, concerning its determination of final terms of share acquisition rights for the purpose of granting stock options.

                                                           FOR IMMEDIATE RELEASE
                                                                    JULY 8, 2003



                         DETERMINATION OF FINAL TERMS OF
             SHARE ACQUISITION RIGHTS TO BE GRANTED AS STOCK OPTIONS

TOKYO -- Pioneer Corporation has announced that it determined the final terms of share acquisition rights for the purpose of granting stock options as follows, which issue was resolved at the meeting of its board of directors held on June 27, 2003.

                                   Description

1.  Amount to be paid in per share upon exercise of share acquisition rights:

       2,951 yen

2.  Aggregate amount to be paid in upon exercise of share acquisition rights:

       922,482,600 yen

3. Amount to be accounted for as stated capital in respect of shares to be issued upon exercise of share acquisition rights:

       1,476 yen per share

References:

    (1) Date of meeting of board of directors to propose an agenda for the authorization to issue share acquisition rights to the ordinary general meeting of shareholders:

           April 25, 2003

    (2)  Date of ordinary general meeting of shareholders:

           June 27, 2003

    (3)  Date of issue of share acquisition rights:

           July 8, 2003

    (4)  Aggregate number of share acquisition rights to be issued:

           3,126

    (5) Class and number of shares to be issued or transferred upon exercise of share acquisition rights:

           312,600 shares of common stock of the Company
           The number of shares to be issued or transferred upon exercise of each share acquisition right shall be 100.

    (6)  Issue price of share acquisition rights:

           No consideration shall be paid.

    (7)  Period during which share acquisition rights may be exercised:

           From and including July 1, 2005, to and including June 30, 2008

    (8)  Persons to whom share acquisition rights shall be allocated:

           Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (total: 430)


                                   # # # # # #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/